April 12, 2007

Mail Stop 6010

Steve Anderson
Surfect Holdings, Inc.
12000-G Candelaria NE
Albuquerque, New Mexico 87112

> **Re:** **Surfect Holdings, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 29, 2007**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed April 3, 2007**
> **File No. 333-139034**

Dear Mr. Anderson:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis or Plan of Operations, page 14
1. Please revise this filing to disclose the information required by Item 303(b) of Regulation S-B.

2. Please revise this section to include a critical accounting policies section that discusses your significant estimates and assumptions that management believes has a material impact on reported financial condition and results of operations and on the comparability of such reported information over different reporting periods. Refer to the interpretative MD&A guidance in our Release 33-8350.

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please obtain and amend your filing to include a revised audit report that includes the independent auditor's city and state. Refer to PCAOB Standard No. 1.

Consolidated Statement of Operations, page F-5

4.   We note that you classify your warranty reserves given to your customers in operating expenses rather than as a reduction of cost of revenue. Please revise to report these warranty charges as a component of cost of sales or tell us why you believe your current presentation is appropriate.

Note 2. Summary of Significant Accounting Policies, page F-10

-Revenue Recognition, page F-13

5.   We note your disclosures with respect to multiple element arrangements. Please tell us and revise your filing to clearly disclose the multiple elements that your sales arrangements contain. Explain to us in detail how your policy described here complies with SAB Topic 13 and EITF 00-21.

6.   Further to the above, you state that the company has not entered into any ongoing material revenue arrangements. However, we note from page F-5 that you recognized $220,939 of revenue for fiscal 2006. Please tell us and revise your filing to disclose the nature and accounting for the arrangement under which you recognized revenue during fiscal 2006. Refer to the guidance in SAB Topic 13 and EITF 00-21.

Note 3. Inventories, page F-15

7.   We note that you have capitalized two beta tools and certain replacement parts as finished goods inventory as of December 31, 2006. Please tell us and revise your filing to disclose if these finished goods have met technological feasibility as of December 31, 2006.

Note 13. Stock Options, page F-21

8.   We note your response to prior comment 7. We continue to note that you have based your estimated volatility on the historical volatility of the Goldman Sachs Technology Industry Semiconductor Index. Based on your current disclosures, it is not clear to us how your use of the historical volatility of this Index complies

with the guidance in Question 6 of SAB Topic 14.D.1, which states that companies should not substitute the volatility of an index for the expected volatility of its own share price as an assumption in its valuation model. Please revise or advise.

9.   We note that you granted 140,959 stock options to non-employees to purchase shares of your common stock and that you recorded $5,096 of stock-compensation expense during fiscal 2006 based upon the fair value of these instruments at the grant date. Please tell us and revise your filing to explain how you determined the fair value of these stock options at the grant date. Within your revised disclosure, please provide the methodology used and the significant assumptions used.

Form 10-QSB for the Quarter Ended September 30, 2006

10.   Please amend your quarterly report to address the comments issued in this letter and in our prior letters dated December 22, 2006, February 7, 2007, and March 15, 2007, as appropriate.

Form 10-KSB for the Year Ended December 31, 2006

11.   Please amend your this annual report to address the comments issued in this letter and in our prior letters dated December 22, 2006, February 7, 2007, and March 15, 2007, as appropriate.

Item 8A. Controls and Procedures, page 26

12.   We note your disclosure that your management, including [your] principal executive officer and principal financial officer, "concluded [your] disclosure controls and procedures are effective, as of the end of the period covered by this report, in ensuring that material information that [you] are required to disclose in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 31.1 and Exhibit 31.2

13.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the "registrant" rather than the "small business issuer." Further, your principal executive officer and principal financial officer did not include their title under the signature line. Please revise your certifications to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tara Harkins at (202) 551-3639 or in her absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director

cc: (via fax) Harvey Kesner, Esq.